November 4, 2016

VIA EDGAR

Ms. Deborah D. Skeens

Division of Investment Management

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Re:	The TETON Westwood Funds (File Nos. 033-06790 and 811-04719)

Dear Ms. Skeens:

This letter responds to your telephonic comments communicated to the undersigned on November 1, 2016, with respect to the Preliminary Proxy Statement filed on Schedule 14A (the “Proxy Statement”) on October 26, 2016 for the TETON Convertible Securities Fund and the TETON Westwood Mighty Mites Fund (each a “Fund” and together, “the Funds”), each a series of The TETON Westwood Funds (the “Trust”).

The Trust’s responses to your comments are reflected below. We have restated the substance of your comments for your ease of reference. Capitalized terms not otherwise defined have the meanings ascribed to them in the Proxy Statement.

Comment 1: Please confirm that the disclosure in the Proxy Statement is consistent with the requirements of Rule 14a-16(d) under the Securities Exchange Act of 1934, as amended (the “34 Act”).

Response 1: The Trust has made the necessary revisions to make the relevant disclosure compliant with the requirements of Rule 14a-16(d).

Comment 2: Please disclose in the Proxy Statement how shareholders can access proxy materials via www.proxyvote.com.

Response 2: The Trust respectfully submits that it has revised the relevant disclosure to state that the proxy materials can be accessed via www.proxyvote.com and that shareholders should follow the on-line instructions to access the relevant information.

Comment 3: Where applicable, please explain how the Funds and Fund shareholders will be able to realize “organizational efficiencies”, if each proposal is approved.

Response 3: The Trust respectfully submits that it has revised the relevant disclosure to include the following underlined language:

In order to simplify this structure and allow for better organizational efficiencies, the Board of Trustees of the TETON Westwood Funds (the “Board”) considered and approved a new sub-advisory agreement (the “Sub-Advisory Agreement”) with Gabelli Funds. If the proposals are approved by shareholders of each Fund, Gabelli Funds would serve as the sub-adviser for each Fund and Teton Advisors would remain the investment adviser. The same portfolio managers who have been responsible for day to day management of the Funds will continue to manage the Funds under the Sub-Advisory Agreement. The portfolio managers currently are dual employees of Teton Advisors and Gabelli Funds. The proposals will eliminate the need for the continued use of the dual-employment structure resulting in a more simple and efficient structure for Teton Advisors and Gabelli Funds, while continuing to have the Funds’ shareholders benefit from the same portfolio management team and investment expertise. There will be no increase in advisory fees to either Fund or their shareholders in connection with the appointment of Gabelli Funds as sub-adviser. There will be no cost to the Funds or their shareholders associated with this proxy solicitation. Teton Advisors, or an affiliate, will bear the costs, fees and expenses.

Comment 4: Please confirm whether the Board of each Fund considered any adverse factors in relation with their approval of each proposal.

Response 4: The Trust respectfully submits that the Board did not consider any adverse factors in relation with their approval of each proposal because the Trust believes that no adverse factors are applicable to the proposals.

Comment 5: Please explain whether any fees paid by the Funds will increase if each proposal is approved by shareholders.

Response 5: The Trust respectfully submits that it is not anticipated that any of the fees currently paid by each Fund will increase if each proposal is approved.

Comment 6: Please confirm that, if the proposals are approved, the sub-advisory fee will be paid by Teton Advisors, Inc. (“Teton Advisors”) and not the Funds.

Response 6: Confirmed.

Comment 7: With respect to the disclosure regarding brokerage commissions paid to affiliates, please provide information as of the most recent fiscal year end for the Funds.

Response 7: The Trust respectfully submits that it has made the requested change.

Comment 8: Please confirm that aside from the payments already disclosed in the Proxy Statement, the Funds do not make any other material payments to Gabelli Funds, LLC (“Gabelli Funds”).

Response 8: Confirmed, the Funds do not make any other material payments to Gabelli Funds.

Comment 9: Please add disclosure noting that the fee paid to Gabelli Funds for sub-administration services is paid by Teton Advisors.

Response 9: The Trust respectfully submits that it has added the following disclosure: “Teton Advisors is responsible for paying the sub-administration fee to Gabelli Funds in connection with its services as the Funds’ sub-administrator.”

Comment 10: Please confirm that no Trustee has a material interest in the new sub-advisory agreement in accordance with Schedule 14(A), Item 22(c)(6).

Response 10: Confirmed.

Comment 11: Please explain in plain English what is meant by “soft dollars”.

Response 11: The Trust respectfully submits that it has added the following disclosure: “Soft dollars are benefits that may be provided to an investment manager by a broker-dealer as a result of commissions generated from financial transactions executed by the broker-dealer for client accounts or funds managed by the investment manager.”

Comment 12: Please define Investment Company Act of 1940 consistently throughout the Proxy Statement.

Response 12: The Trust respectfully submits that Investment Company Act of 1940 is defined consistently throughout the Proxy Statement.

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Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at the number above. Thank you.

Very truly yours,

/s/ Vadim Avdeychik

Vadim Avdeychik

for Paul Hastings LLP